# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lexeo Therapeutics, Inc., CIK 0001907108
CUSIP: 52886X107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 345 Park Avenue South, Floor 6, New York, New York (NY), 10010
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-036405
Filed by CIK 0001757917

## Reporting persons
- Omega Fund VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,184,636; sole dispositive power 0; shared dispositive power 1,184,636; aggregate amount beneficially owned 1,184,636 (3.6% of the class)
  Comment: This Schedule 13G is filed by Omega Fund VI, L.P. ("Omega Fund"), Omega Fund VI GP, L.P. ("Omega GP"), Omega Fund VI GP Manager, Ltd. ("Omega Ltd"), Claudio Nessi ("Nessi"), Otello Stampacchia ("Stampacchia"), and Francesco Draetta ("Draetta") (together, the "Reporting Persons"). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Draetta are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a "group" for purposes of Section 13 of the Exchange Act and expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  The reported percentages are based on 33,065,947 shares of common stock outstanding as of November 12, 2024, as set forth in the Issuer's Quarterly Report on 10-Q for the period ended September 30, 2024, filed with the Securities and Exchange Commission on November 13, 2024.
- Omega Fund VI GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,184,636; sole dispositive power 0; shared dispositive power 1,184,636; aggregate amount beneficially owned 1,184,636 (3.6% of the class)
  Comment: This Schedule 13G is filed by Omega Fund VI, L.P. ("Omega Fund"), Omega Fund VI GP, L.P. ("Omega GP"), Omega Fund VI GP Manager, Ltd. ("Omega Ltd"), Claudio Nessi ("Nessi"), Otello Stampacchia ("Stampacchia"), and Francesco Draetta ("Draetta") (together, the "Reporting Persons"). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Draetta are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a "group" for purposes of Section 13 of the Exchange Act and expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  The reported percentages are based on 33,065,947 shares of common stock outstanding as of November 12, 2024, as set forth in the Issuer's Quarterly Report on 10-Q for the period ended September 30, 2024, filed with the Securities and Exchange Commission on November 13, 2024.
- Omega Fund VI GP Manager, Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,184,636; sole dispositive power 0; shared dispositive power 1,184,636; aggregate amount beneficially owned 1,184,636 (3.6% of the class)
  Comment: This Schedule 13G is filed by Omega Fund VI, L.P. ("Omega Fund"), Omega Fund VI GP, L.P. ("Omega GP"), Omega Fund VI GP Manager, Ltd. ("Omega Ltd"), Claudio Nessi ("Nessi"), Otello Stampacchia ("Stampacchia"), and Francesco Draetta ("Draetta") (together, the "Reporting Persons"). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Draetta are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a "group" for purposes of Section 13 of the Exchange Act and expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  The reported percentages are based on 33,065,947 shares of common stock outstanding as of November 12, 2024, as set forth in the Issuer's Quarterly Report on 10-Q for the period ended September 30, 2024, filed with the Securities and Exchange Commission on November 13, 2024.
- Claudio Nessi: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,184,636; sole dispositive power 0; shared dispositive power 1,184,636; aggregate amount beneficially owned 1,184,636 (3.6% of the class)
  Comment: This Schedule 13G is filed by Omega Fund VI, L.P. ("Omega Fund"), Omega Fund VI GP, L.P. ("Omega GP"), Omega Fund VI GP Manager, Ltd. ("Omega Ltd"), Claudio Nessi ("Nessi"), Otello Stampacchia ("Stampacchia"), and Francesco Draetta ("Draetta") (together, the "Reporting Persons"). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Draetta are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a "group" for purposes of Section 13 of the Exchange Act and expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  The reported percentages are based on 33,065,947 shares of common stock outstanding as of November 12, 2024, as set forth in the Issuer's Quarterly Report on 10-Q for the period ended September 30, 2024, filed with the Securities and Exchange Commission on November 13, 2024.
- Otello Stampacchia: type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,184,636; sole dispositive power 0; shared dispositive power 1,184,636; aggregate amount beneficially owned 1,184,636 (3.6% of the class)
  Comment: This Schedule 13G is filed by Omega Fund VI, L.P. ("Omega Fund"), Omega Fund VI GP, L.P. ("Omega GP"), Omega Fund VI GP Manager, Ltd. ("Omega Ltd"), Claudio Nessi ("Nessi"), Otello Stampacchia ("Stampacchia"), and Francesco Draetta ("Draetta") (together, the "Reporting Persons"). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Draetta are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a "group" for purposes of Section 13 of the Exchange Act and expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  The reported percentages are based on 33,065,947 shares of common stock outstanding as of November 12, 2024, as set forth in the Issuer's Quarterly Report on 10-Q for the period ended September 30, 2024, filed with the Securities and Exchange Commission on November 13, 2024.
- Francesco Draetta: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,184,636; sole dispositive power 0; shared dispositive power 1,184,636; aggregate amount beneficially owned 1,184,636 (3.6% of the class)
  Comment: This Schedule 13G is filed by Omega Fund VI, L.P. ("Omega Fund"), Omega Fund VI GP, L.P. ("Omega GP"), Omega Fund VI GP Manager, Ltd. ("Omega Ltd"), Claudio Nessi ("Nessi"), Otello Stampacchia ("Stampacchia"), and Francesco Draetta ("Draetta") (together, the "Reporting Persons"). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Draetta are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a "group" for purposes of Section 13 of the Exchange Act and expressly disclaim status as a "group" for purposes of this Schedule 13G.
  
  The reported percentages are based on 33,065,947 shares of common stock outstanding as of November 12, 2024, as set forth in the Issuer's Quarterly Report on 10-Q for the period ended September 30, 2024, filed with the Securities and Exchange Commission on November 13, 2024.

## Item 1. Issuer
Name of issuer: Lexeo Therapeutics, Inc.
Address of issuer's principal executive offices: 345 Park Avenue South, Floor 6, New York, NY 10010

## Item 2. Person Filing
Name of person filing:
Omega Fund VI, L.P. ("Omega Fund")
Omega Fund VI GP, L.P. ("Omega GP")
Omega Fund VI GP Manager, Ltd. ("Omega Ltd")
Claudio Nessi ("Nessi")
Otello Stampacchia ("Stampacchia")
Francesco Draetta ("Draetta")
Address of principal business office or, if none, residence: The address of the principal business office of Omega Fund, Omega GP, Omega Ltd, Nessi, Stampacchia, and Draetta, is c/o Omega Fund Management, LLC, 888 Boylston Street, Suite 1111, Boston, MA 02199.
Citizenship:
Omega Fund: Cayman Islands
Omega GP: Cayman Islands
Omega Ltd: Cayman Islands
Nessi: Switzerland
Stampacchia: Italy
Draetta: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, Omega Fund directly holds 1,184,636 shares of Common Stock, representing approximately 3.6% of the shares of Common Stock outstanding. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, and each of Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Draetta are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a "group" for purposes of Section 13 of the Exchange Act and expressly disclaim status as a "group" for purposes of this Schedule 13G.
Percent of class: The information provided in Item 2(a) is incorporated by reference. The reported percentages are based on 33,065,947 shares of common stock outstanding as of November 12, 2024, as set forth in the Issuer's Quarterly Report on 10-Q for the period ended September 30, 2024, filed with the Securities and Exchange Commission on November 13, 2024.
Shared power to vote or to direct the vote:
Omega Fund: 1,184,636 shares of Common Stock
Omega GP: 1,184,636 shares of Common Stock
Omega Ltd: 1,184,636 shares of Common Stock
Nessi: 1,184,636 shares of Common Stock
Stampacchia: 1,184,636 shares of Common Stock
Draetta: 1,184,636 shares of Common Stock
Shared power to dispose or to direct the disposition:
Omega Fund: 1,184,636 shares of Common Stock
Omega GP: 1,184,636 shares of Common Stock
Omega Ltd: 1,184,636 shares of Common Stock
Nessi: 1,184,636 shares of Common Stock
Stampacchia: 1,184,636 shares of Common Stock
Draetta: 1,184,636 shares of Common Stock

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Omega Fund VI, L.P.: /s/ Otello Stampacchia, Otello Stampacchia, Director of General Partner of General Partner (02/14/2025)
- Omega Fund VI GP, L.P.: /s/ Otello Stampacchia, Otello Stampacchia, Director of General Partner (02/14/2025)
- Omega Fund VI GP Manager, Ltd.: /s/ Otello Stampacchia, Otello Stampacchia, Director (02/14/2025)
- Claudio Nessi: /s/ Otello Stampacchia, Otello Stampacchia, Attorney-in-Fact (02/14/2025)
- Otello Stampacchia: /s/ Otello Stampacchia, Otello Stampacchia (02/14/2025)
- Francesco Draetta: /s/ Otello Stampacchia, Otello Stampacchia, Attorney-in-Fact (02/14/2025)